FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuancer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 17, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1. Translation of a letter to CONASEV, dated December 29, 2003 regarding the redemption of Series M of the 25th Issuance of Commercial Paper and the 2nd Issuance of the 2nd Program of Corporate Bonds.

2. Translation of a letter to CONASEV, dated January 9, 2004 regarding the redemption of Series E of the 27th Inssuance of Commercial Paper.

3.        Translation of a letter to CONASEV, dated January 21, 2004 regarding the resignation of Mr. Bernardo F-Santos Álvarez as internal auditor and the appointment of Mr. Manuel Lara Gómez as internal auditor.

Item 1

TRANSLATION

GCF-220-A1-1010-03

Lima, December 29, 2003

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores—CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. encloses information herewith regarding the redemption of the following SECURITIES:

■	SERIES “M” OF THE 25TH ISSUANCE OF THE SECOND PROGRAM OF COMMERCIAL PAPERS:

Issuance	Series	Term	Date of Issuance	Date of Maturity	Nominal Value
25th	M	360	12.12.02.	12.07.03	S/.20 500,000.00

■	SECOND ISSUANCE OF THE SECOND PROGRAM OF TELEFÓNICA CORPORATE BONDS SINGLE SERIES

Issuance	Series	Term	Date of Issuance	Date of Maturity	Nominal Value
Second	Single	Two years	11.11.01	12.11.03	S/. 55 000,000.00

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2.

TRANSLATION

GCF-220-A1-1046-04

Lima, January 9, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores—CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. encloses information herewith regarding the redemption of the following COMMERCIAL PAPERS:

Series E of the 27th Issuance of the Second Program of Commercial Papers:

Issuance	Series	Term	Date of Issuance	Date of Maturity	Nominal Value
27th	E	270	04.14.03	01.09.04	S/. 10’000 000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 3.

TRANSLATION

Lima, January 21, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores—CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. wishes to inform you that today the Board of Directors accepted the resignation of Mr. Bernardo F-Santos Álvarez. Mr F-Santos Álvarez is a Spanish citizen, identified by passport N° N-114859, and served as Internal Auditor. The Board of Directors appointed Mr. Manuel Lara Gómez, also a Spanish citizen, identified by passport No. 26469440-M to the position.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: February 17, 2004	By:	/s/ María Ana Brigneti Suito

Name: María Ana Brigneti Suito
Title: Director of Legal Matters and Proceedings